Filed pursuant to Rule 433
Registration Statement No. 333-123972

FINAL TERMSHEET

Issuer:	The Royal Bank of Scotland Group plc

Transaction Size:	US$650,000,000 (26 mm Shares)

Securities Issued:	Category II Non-cumulative Dollar Preference Shares, Series R, to be delivered in the form of American Depositary Shares, with one American Depositary Share representing one Non-cumulative Dollar Preference Share

Expected Issue Ratings:	A1 (Moody’s) / A (Standard & Poor’s) / AA (Fitch)

Maturity:	Perpetual

Pricing Date:	December 14, 2006

Settlement Date:	December 27, 2006

Dividends:	Non-cumulative dividends will be payable at a rate of $1.5313 per annum per Series R Preference Share. Dividends will accrue from the date of original issuance and will be payable when, as and if declared by the board of directors of the Group

First Call Date:	December 30, 2011

Call Features:	The Series R Preference Shares are callable, at the option of the Company, in whole or in part from time to time, on any date that falls on or after December 30, 2011 upon not less than 30 nor more than 60 days’ notice prior to the date fixed for redemption thereof, at the redemption price of $25 per Series R Preference Share plus accrued and unpaid dividends otherwise payable for the then-current quarterly dividend period accrued to the date fixed for redemption. Redemption of the Series R Preference Shares may be subject to the prior consent of the FSA

Dividend Payment Dates:	Payable quarterly in arrears on March 31, June 30, September 30 and December 31

First Dividend Payment Date:	March 31, 2007

Re-offer Issue Price:	100% or $25.00 per Series R Preference Share

Fees:	$0.7875 per Series R Preference Share ($0.50 per Series R Preference Share for sales to certain institutions)

All-in Price:	$24.2125 per Series R Preference Share ($24.50 per Series R Preference Share for sales to certain institutions)

Total Proceeds (For the Cover):	$629,525,000 (this amount will be higher to the extent of sales to certain institutions)

Liquidation Preference:	US$25

Physical Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Bookrunner:	Greenwich Capital Markets Inc.

Co-Managers:	Citigroup Global Capital Markets
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets LLC

Junior-Managers:	A.G. Edwards & Sons, Inc.
Banc of America Securities LLC
Lehman Brothers Inc.
RBC Dain Rauscher Inc.

Listing:	NYSE (expected)

Distribution:	SEC registered

Settlement:	DTC and its participants, including Euroclear and Clearstream

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch toll-free: 866-500-5408.